NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

September 8, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Madeline Mateo
Christian Windsor

Re:	Netcapital Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 8, 2023
File No. 333-273158

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Netcapital Inc., a Utah corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 23, 2023 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed on August 8, 2023.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. We are currently with this letter filing with the Commission, Amendment No. 2 to the Registration Statement (the “Amendment”). Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment.

Amendment No. 1 to Form S-1 filed August 8, 2023

General

1.	We note that you issued a press release announcing the first ever capital raising that you have facilitated using form 1-A. Please tell us how NetCapital structures this portion of its client advisory business, and any separation between the subsidiaries who handle that business and the operation of the Crowd Funding portal.

RESPONSE:

On August 9, 2023, we announced that our consulting group, Netcapital Advisors, Inc. (“Netcapital Advisors”) is currently hosting a Regulation A+ offering by Thumzup® Media on the netcapital.com website. This new line of business is being managed and operated by our wholly-owned subsidiary, Netcapital Advisors, which provides marketing and strategic advice in exchange for cash fees and equity positions. With respect to its services for Regulation A offerings, Netcapital Advisors charges a monthly flat fee for each month the offering is listed on netcapital.com website as well as a nominal administrative flat fee for each investor that is processed on the website to cover out-of-pocket costs. Further, as disclosed, the offering by Thumzup® Media is being hosted on the www.netcapital.com website, which is operated by is operated by Netcapital Systems LLC, a Delaware limited liability company (“Netcapital Systems DE LLC”), and is being managed by a registered broker-dealer. Neither Netcapital Advisors, nor any Netcapital entity, is a broker dealer, nor do any of such entities operate as a broker-dealer with respect to any Reg A offering listed on the www.netcapital.com website.

Our online funding portal business is operated by our wholly-owned subsidiary, Netcapital Funding Portal Inc. The Netcapital funding portal charges a $5,000 engagement fee and a 4.9% success fee for capital raised at closing. In addition, the portal generates fees for other ancillary services, such as rolling closes.

Our Business, page 3

2.	We note your response to our prior comment 1. Please disclose how you define a "successful offering" and an offering that "closed successfully." Please ensure your disclosure includes the total number of projects funded, the average size of funded projects and your revenues from the offerings for each year presented.

RESPONSE:	In response to the Staff’s comment, we have removed references to the word “successful” when referring to offerings in the Amendment. In addition, the disclosure has been revised to include the total number of projects funded, the average size of funded projects and our revenues from the offerings for each year presented.

3.	We note that you take equity stakes in some companies. To the extent that you also list those companies on your funding portal, please tell us if the equity interests you take in the business are of the same class as the shares offered on the platform.

RESPONSE:	In response to the Staff’s comment, disclosure has been added to state that in the instances where we take equity stakes in a company, such interests are of the same class of securities that are offered on the Netcapital platform.

Risks Related to Operation of our Proposed Secondary Trading Platform, page 23

4.	We note your disclosure that while your goal is to have the platform launched prior to the end of the year, you do not know when, or if, this platform will be fully completed and launched. Please add a separate risk factor discussing the risks to your business and investors if you do not launch the platform.

RESPONSE:	In response to the Staff’s comment, the requested separate risk factor is included in the Amendment.

Use of Proceeds, page 28

5.	We note your risk factor on page 13 discussing the need to raise additional funding following the completion of this offering. Please include a discussion here as to if and how the funds from this offering will be used to mitigate your need for additional capital.

RESPONSE:	In response to the Staff’s comment, the referenced risk factor has been revised to disclose that the Company currently expects the net proceeds from this offering, together with its existing cash and cash equivalents, will enable it to fund our operating expenses and capital expenditure requirements through at least the next twelve months from the date of the prospectus.

Competitive Advantages, page 36

6.	We note your disclosure that you believe you provide the lowest cost solution for online capital raising versus your peer group and that you believe your access and onboarding of new clients are superior due to your facilitated technology platforms. We also note your risk factor disclosures relating to significant and intense market competition on page 17. Please provide the foundation for the statements made in the Competitive Advantages section.

RESPONSE:

In response to the Staff’s comment, the disclosure in this section has been revised to state the basis of our beliefs that (i) we provide the lowest cost solution for online capital raising versus our peer group and (ii) our access and onboarding of new clients is superior due to our facilitated technology platforms.

Investment Portfolio, page 38

7.	We note your response to our prior comment 9 and your reference to a unique set of risks inherent to each of your portfolio companies. Please discuss such risks for each portfolio company you list in this section.

RESPONSE:	In response to the Staff’s comment, the requested discussion of risks inherent to each of our portfolio companies has been included in the Amendment.

Proposed ATS Relationship, page 38

8.	We note your response to our prior comment 4 and re-issue in part. Please discuss here the integration risks with integrating a third-party ATS to your platform and address whether you will be subject to liability based on your platform’s users’ or the third-party ATS’s activities.

RESPONSE:	In response to the Staff’s comment, the requested additional disclosure pertaining to the integration with a third party ATS has been included in the Amendment.

9.	We note your response to our prior comment 6. Please describe the protocols and restrictive procedures regarding access to information relating to the platform activities you intend to adopt and how you intend to implement such procedures.

RESPONSE:	In response to the Staff’s comment, the Company had removed and we have revised the cited disclosure in response to this comment.

10.	We note the existence of a partnership between NetCapital Systems and Templum ATS. In detail, please provide a description of the activities each entity engages in. Please provide an analysis of why NetCapital Systems is not a “person or group of persons” operating an exchange.

RESPONSE:

In response to the Staff’s comment, a revised description of the activities to be provided by each of Netcapital Systems and Templum has been included in the Amendment.

As disclosed, we are currently working with Templum to design the software required to allow issuers and investors on the Netcapital funding portal to access the Templum ATS in order to engage in secondary trading of securities in a regulatorily compliant manner.

Further, as stated, the ability to engage with the Templum ATS and to execute any trades will be made possible via APIs in the Netcapital Systems software that will facilitate communication between users of the Netcapital Systems platform and the Templum ATS. Other than through APIs in the Netcapital Systems software, we do not expect to have any contact or interaction with users when they are executing secondary market trades via the Templum ATS. The Netcapital funding portal will perform no activities with respect to the Templum ATS and the Netcapital Systems platform will not be executing secondary market trades in securities originally purchased on the Netcapital funding portal.

Templum is a registered broker-dealer and is approved to trade unregistered private securities through its ATS registered in 53 U.S. states and territories. Templum is the entity providing the marketplace for bringing together buyers and sellers of securities.

Section 3(a)(1) of the Securities Act of 1933, as amended (the “Act”) defines an “exchange” as “any organization, association, or group of persons, whether incorporated or unincorporated, which constitutes, maintains, or provides a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange as that term is generally understood, and includes the market place and the market facilities maintained by such exchange.”

In addition, Section 3(a)(1)-1(a) of the Act provides that an organization, association, or group of persons shall be exempt from the definition of the term “exchange” if such group or organization, association or group of persons is in compliance with Regulation ATS, 17 CFR 242.300 through 242.304.

Based on the foregoing, we believe that Templum’s status as an ATS exempts it from the definition of the term “exchange.”

Further, inasmuch as all trading activity will be conducted on and between users and the Templum ATS, we do not believe that Netcapital Systems is a “person or group of persons” operating an exchange.

11.	We note that NetCapital Systems allows trading of securities purchased through NetCapital’s funding portal. Please provide a description of any activities the funding portal engages in with respect to the secondary trading and an analysis of how the funding portal is complying with its requirements under Regulation Crowdfunding.

RESPONSE:

In response to the Staff’s comment, as stated in response to Comment 10, a revised description of the activities to be provided by each of Netcapital Systems and Templum with respect to trading of securities purchased through the Netcapital funding portal has been included in the Amendment.

Specifically, as disclosed, we are currently working with Templum to design the software required to allow issuers and investors on the Netcapital funding portal to access the Templum ATS in order to engage in secondary trading of securities in a regulatorily compliant manner.

Further, as stated, the ability to engage with the Templum ATS and to execute any trades will be made possible via APIs in the Netcapital Systems software that will facilitate communication between users of the Netcapital Systems platform and the Templum ATS. Other than through APIs in the Netcapital Systems software, we do not expect to have any contact or interaction with users when they are executing secondary market trades via the Templum ATS. The Netcapital funding portal will perform no activities with respect to the Templum ATS and the Netcapital Systems platform will not be executing secondary market trades in securities originally purchased on the funding portal.

Accordingly, inasmuch as all trading activity will be conducted on and between users and the Templum ATS, we believe that this is consistent with the requirements of Regulation Crowdfunding.

Transactions with Related Parties, page 55

12.	We note your disclosure regarding the Company’s largest shareholder, Netcapital DE LLC. Please disclose here, as you have elsewhere in the registration statement, that Mr. Frishman owns a 29% interest in Netcapital DE LLC

RESPONSE:	In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

13.	Please disclose the name of the related person for each transaction in this section. Refer to Section 229.404(a)(1) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Netcapital Inc.

By:/s/ Martin Kay
Martin Kay, Chief Executive Officer